Income Statement (Profit and Loss)

Savory Celebration LLC
For the year ended December 31, 2022
Accrual Basis

	2022	2021	2020
Income			
Sales	50,874.62	140,700.51	102,567.48
Service	-	-	1,288.17
Shipping	(200.30)	-	-
Square Sales	21,222.03	-	-
Total Income	**71,896.35**	**140,700.51**	**103,855.65**
Cost of Goods Sold			
Cost of Goods Sold	6,903.04	42,824.54	53,649.54
Event Costs	1,847.78	29,755.32	11,703.38
Subcontractors	150.00	125.00	-
Total Cost of Goods Sold	**8,900.82**	**72,704.86**	**65,352.92**
Gross Profit	**62,995.53**	**67,995.65**	**38,502.73**
Operating Expenses			
Automobile Expense	1,093.28	(556.16)	-
Bad Debt	1,100.00	-	-
Bank Service Charges	1,249.00	143.00	430.94
Business License & Fees	-	-	30.00
Contract Labor	-	125.00	2,508.65
Credit Card Processing Fees	(1,170.52)	(168.12)	2,472.69
displays	-	8,775.97	14,987.22
Dues & Subscriptions	553.51	603.74	1,038.55
Equipment Rental	-	-	31.39
Insurance	171.20	1,235.20	815.00
Interest Expense	2,790.54	10,570.41	1,900.02
Marketing	3,051.00	15,377.97	6,868.42
Meals & Entertainment	129.88	1,073.91	638.29
Networking/social media	305.82	2,246.30	1,485.50
Office Expense	2,832.58	12,203.25	24.88
Other Expense	100.75	20,876.35	15,592.42
Payroll - Taxes	145.75	762.55	331.25
Payroll - Wages	3,250.56	6,868.52	3,114.55
Payroll Processing Fees	58.63	1,273.57	102.34
Phone and email	192.09	1,582.15	2,275.17
Professional Fees	-	-	254.93
Shipping & Postage	-	349.07	2,335.54

	2022	2021	2020
Square Fees	126.94	-	-
Storage	-	1,775.00	3,035.00
website	(56.94)	724.79	1,007.41
Total Operating Expenses	**15,924.07**	**85,842.47**	**61,280.16**
Operating Income	**47,071.46**	**(17,846.82)**	**(22,777.43)**
Other Income / (Expense)			
Other Income	-	-	75.97
Total Other Income / (Expense)	**-**	**-**	**75.97**
Net Income	**47,071.46**	**(17,846.82)**	**(22,701.46)**

Balance Sheet

Savory Celebration LLC
As of December 31, 2020
Accrual Basis

	DEC 31, 2020
Assets	
Current Assets	
Cash and Cash Equivalents	
Savory Celebration	8,244.42
Total Cash and Cash Equivalents	**8,244.42**
Total Current Assets	**8,244.42**
Fixed Assets	
Computer & Office Equipment	5,313.29
Total Fixed Assets	**5,313.29**
Total Assets	**13,557.71**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Savory Celebration Costco	12,536.12
Slate CREDIT CARD	12,000.00
Spark Mastercard Business Worl	4,198.24
Total Current Liabilities	**28,734.36**
Total Liabilities	**28,734.36**
Equity	
Current Year Earnings	(22,701.46)
Owner's Capital: Owner's Draw	7,474.81
Owner's Capital: Owner's Investment	50.00
Total Equity	**(15,176.65)**
Total Liabilities and Equity	**13,557.71**

Statement of Cash Flows

Savory Celebration LLC
For the year ended December 31, 2022

	2022	2021	2020
Operating Activities			
Receipts from customers	65,032.35	147,564.51	103,855.65
Payments to suppliers and employees	(24,824.89)	(145,410.33)	(126,633.08)
Cash receipts from other operating activities	(3,574.28)	(14,789.68)	75.97
Net Cash Flows from Operating Activities	**36,633.18**	**(12,635.50)**	**(22,701.46)**
Investing Activities			
Payment for property, plant and equipment	(825.40)	(38,636.51)	(5,313.29)
Other cash items from investing activities	(15,606.17)	-	-
Net Cash Flows from Investing Activities	**(16,431.57)**	**(38,636.51)**	**(5,313.29)**
Financing Activities			
Other cash items from financing activities	(9,425.43)	(5,089.34)	36,259.17
Net Cash Flows from Financing Activities	**(9,425.43)**	**(5,089.34)**	**36,259.17**
Net Cash Flows	**10,776.18**	**(56,361.35)**	**8,244.42**
Cash and Cash Equivalents			
Cash and cash equivalents at beginning of period	(48,116.93)	8,244.42	-
Net cash flows	10,776.18	(56,361.35)	8,244.42
Cash and cash equivalents at end of period	(37,340.75)	(48,116.93)	8,244.42
Net change in cash for period	**10,776.18**	**(56,361.35)**	**8,244.42**